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U.S. Securities and Exchange Commission
Washington, D.C.  20549
FORM N-17f-2

Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]


1.      Investment Company Act File Number:     Date examination completed:
                811-08837                               December 31, 2006

2.      State Identification Number:

AL             AK            AZ          AR                  CA            CO
CT             DE            DC          FL                  GA            HI
ID             IL            IN          IA                  KS            KY
LA             ME            MD          MA   None           MI            MN
MS             MO            MT          NE                  NV            NH
NJ             NM            NY          NC                  ND            OH
OK             OR            PA          RI                  SC            SD
TN             TX            UT          VT                  VA            WA
WV             WI            WY          PUERTO RICO


Other (specify):[ ]

3.      Exact name of investment company as specified in registration statement:
                The Select Sector SPDR Trust

4. Address of principal executive office: (number, street, city, state, zip code) 1 Lincoln Street, Boston, MA 02111



INSTRUCTIONS
This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company
1.      All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant
3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commissions principal office in Washington, D.C., one copy with the regional office for the region in which the investment companys principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT


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             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of
The Select Sector SPDR Trust

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about each of the portfolios comprising The Select Sector SPDR Trust (the "Trust") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of December 31, 2006. Management is responsible for the Trust's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Trust's compliance based on our examination.

Our examination was made in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Trust's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2006, and with respect to agreement of security purchases and sales, for the period from September 30, 2006 (the date of our last examination) through December 31, 2006:

- Confirmation all securities held in book entry form at the Depository Trust Company. For such securities, review of all reconciliations of the security positions recorded at State Street Bank and Trust Company, the Trust's custodian (the "Custodian"), to the positions held in omnibus form for the Custodian's account at the Depository Trust Company;

- Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges and/or transfer agents;

- Reconciliation of all such securities to the books and records of the Trust and the Custodian; and

- Agreement of security purchases and security sales or maturities during the period September 30, 2006 to December 31, 2006 from the books and records of the Trust to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust's compliance with specified requirements.

In our opinion, management's assertion that The Select Sector SPDR Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2006 with respect to securities reflected in the investment accounts of the Trust is fairly stated, in all material respects.

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This report is intended solely for the information and use of the Board of
Trustees, management of the Trust and the Securities and Exchange Commission and is not intended and should not be used by anyone other than these specified parties.


/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
August 6, 2008










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      MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF
                       THE INVESTMENT COMPANY ACT OF 1940

We, as members of management of The Select Sector SPDR Trust (the Trust), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2006, and from September 30, 2006 through December 31, 2006.

Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2006, and from September 30, 2006 through December 31, 2006, with respect to securities reflected in the investment accounts of the Trust.


THE SELECT SECTOR SPDR TRUST


/s/ Gary L. French
President
August 6, 2008